Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Skechers U.S.A., Inc.:
We consent to the use of our reports dated March 14, 2007, with respect to the consolidated balance sheets of Skechers U.S.A., Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of earnings, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference.
/s/ KPMG LLP
Los Angeles, California
October 31, 2007